SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Sitio Royalties Corp. (f/k/a Snapper Merger Sub I, Inc.)
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

82983N108
(CUSIP Number)

Benjamin Dell
Kimmeridge Energy Management Company, LLC
412 West 15th Street - 11th Floor
New York, NY 10011

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82983N108	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,495,520 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,495,520 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,495,520 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.1% (2)(3)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Class C common stock, par value $0.0001 per share, of Sitio Royalties Corp. (f/k/a Snapper Merger Sub I, Inc., the “Issuer” and such stock, “Class C Common Stock”), which together with a corresponding number of common units representing limited partner interests of Sitio Royalties Operating Partnership, LP (“Sitio OpCo”, and such units, the “Partnership Units”), may together be redeemed for shares of Class A common stock, par value $0.0001 per share of the Issuer (“Class A Common Stock” and, together with Class C Common Stock, “Common Stock”), on a one-for-one basis pursuant to the Issuer’s organizational documents and the Amendment to Second Amended and Restated Agreement of Limited Partnership of the Sitio OpCo (“Sitio OpCo LPA”).
(2)	Percentage ownership calculated based on the sum of (i) 80,784,095 shares of Class A Common Stock as disclosed by the Issuer to the Reporting Person, and (ii) the 36,495,520 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.
(3)	The Reporting Person’s Class C Common Stock represents 23.5% of the voting power of the Issuer’s Common Stock.

CUSIP No. 82983N108	SCHEDULE 13D	Page 3 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Sitio Royalties Corp., a Delaware corporation (f/k/a Snapper Merger Sub I, Inc., the “Issuer”). The principal executive office of the Issuer is located at 1401 Lawrence Street, Suite 1750, Denver, Colorado 80202.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of Kimmeridge Energy Management Company, LLC (the “Reporting Person”), a Delaware limited liability company, which is the investment adviser to each ultimate parent company of KMF DPM HoldCo, LLC, a Delaware limited liability company (“KMF HoldCo”), and Chambers DPM HoldCo, LLC, a Delaware limited liability company (“Chambers HoldCo”) (the “Kimmeridge Companies”). The Reporting Person is managed by a board of managers, each of whom is a Managing Member, consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin, Alexander Inkster, Neda Jafar and Denis Laloy (each such manager, a “Kimmeridge Principal,” and collectively, the “Kimmeridge Principals”).

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the securities reported herein.

(b)-(c)	The address of the business office of the Reporting Person and the Kimmeridge Principals is 412 West 15th Street - 11th Floor, New York, New York 10011. The principal business of the Reporting Person is to serve as the investment adviser to the parent company of the Kimmeridge Companies as well as other affiliated funds.

(d)-(e)	During the last five years, neither the Reporting Person nor any Kimmeridge Principal has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Delaware limited liability company. Benjamin Dell, Neda Jafar, Denis Laloy and Noam Lockshin are citizens of the United States. Henry Makansi is a citizen of the Netherlands. Neil McMahon and Alexander Inkster are citizens of the United Kingdom.

CUSIP No. 82983N108	SCHEDULE 13D	Page 4 of 11 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the securities reported herein for investment purposes, subject to the following:

Mr. Noam Lockshin serves on the Issuer's board of directors (the “Board”).

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person intends to communicate with the Issuer’s management and Board about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer’s operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

The Reporting Person intends to review the Kimmeridge Companies’ investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, it may endeavor (i) to increase or decrease the Kimmeridge Companies’ position in the Issuer through, among other things, the purchase or sale of the Common Stock and/or other equity, debt, derivative securities or other instruments that are convertible into Common Stock, or are based upon or relate to the value of the Common Stock of the Issuer (collectively, “Securities”) on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Common Stock or other Securities without affecting the Reporting Person’s beneficial ownership of the Common Stock or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 82983N108	SCHEDULE 13D	Page 5 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the shares of Class A Common Stock beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon the sum of (i) 80,784,095 shares of Class A Common Stock outstanding as disclosed by the Issuer to the Reporting Person, and (ii) the 36,495,520 shares of Class A Common Stock issuable upon redemption of the Partnership Units and corresponding shares of Class C Common Stock (including those underlying the Allocation Rights) owned by the Reporting Person, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(3)(1)(i) under the Act.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Class A Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as set forth in Item 4 and Item 6 of this Schedule 13D, no transactions in the shares of Class A Common Stock have been effected by the Reporting Person in the past sixty (60) days.

(d)	No person other than the Reporting Person and the Kimmeridge Companies is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held by the Kimmeridge Companies. The Kimmeridge Companies have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Class A Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

CUSIP No. 82983N108	SCHEDULE 13D	Page 6 of 11 Pages

Agreement and Plan of Merger and Merger Transactions

On December 29, 2022 (the “Closing Date”), pursuant to the Agreement and Plan of Merger, dated September 6, 2022, (as amended from time to time, the “Merger Agreement”), by and among the Issuer, STR Sub Inc. (“Former Sitio”), Sitio Royalties Operating Partnership, LP (“Opco LP”), Snapper Merger Sub IV, Inc. (“Brigham Merger Sub”), Snapper Merger Sub V, Inc. (“Sitio Merger Sub”), Snapper Merger Sub II, LLC (“Opco Merger Sub”), Brigham Minerals, Inc. (“Brigham”), and Brigham Minerals Holdings, LLC (“Opco LLC”), Former Sitio acquired Brigham in an all-stock transaction through: (i) the merger of Brigham Merger Sub with and into Brigham (the “Brigham Merger”), with Brigham surviving the Brigham Merger as a wholly owned subsidiary of the Issuer, (ii) the merger of Sitio Merger Sub with and into Former Sitio (the “Sitio Merger”), with Former Sitio surviving the Sitio Merger as a wholly owned subsidiary of the Issuer, and (iii) the merger of Opco Merger Sub LLC with and into Opco LLC (the “Opco Merger,” and, together with the Brigham Merger and the Sitio Merger, the “Mergers”), with Opco LLC surviving the Opco Merger as a wholly owned subsidiary of Opco LP, in each case on the terms set forth in the Merger Agreement. As a result of the Mergers, Former Sitio and Brigham became direct wholly owned subsidiaries of the Issuer. The transactions contemplated by the Merger Agreement are referred to herein as the “Merger Transactions.”

Pursuant to the terms of the Merger Agreement, effective as of the effective time of the Sitio Merger (the “First Effective Time”) and in connection with the consummation of the Sitio Merger, each share of Former Sitio Class C Common Stock was cancelled and converted into the right to receive one share of the Issuer’s Class C Common Stock. The Kimmeridge Companies received 36,495,520 shares of Class C Common Stock in connection with the closing of the Merger Transactions and retained its 36,495,520 Partnership Units. Although the Kimmeridge Companies retained its Partnership Units following the Mergers, the Redemption Right (as defined below) now entitles the holder thereof to cause OpCo LP to redeem all or a portion of its Partnership Units in exchange for shares of Class A Common Stock and a corresponding number of shares of Class C Common Stock will be cancelled.

The foregoing description of the Merger Agreement contained in this Item 6 does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 99.1, and is also incorporated herein by reference.

CUSIP No. 82983N108	SCHEDULE 13D	Page 7 of 11 Pages

Second Amended and Restated Agreement of Limited Partnership of Sitio OpCo

On the June 7, 2022, the Issuer, the Kimmeridge Companies, the Source Stockholders, Rock Ridge and Royal Resources L.P., a Delaware limited partnership (“Royal Resources” and, together with Rock Ridge, “Blackstone”) entered into the Second Amended and Restated Agreement of Limited Partnership of the Sitio OpCo (the “Sitio Opco LPA”). Sitio OpCo LPA.

The Sitio OpCo LPA provides that, subject to certain restrictions contained therein, each holder of Partnership Units (other than the Issuer) generally has the right to cause Sitio OpCo to redeem all or a portion of its Partnership Units (the “Redemption Right”) in exchange for shares of Class A Common Stock on a one-for-one basis or, at Sitio OpCo’s election, an equivalent amount of cash. In connection with any redemption of Partnership Units pursuant to the Redemption Right, the corresponding number of shares of the Class C Common Stock will be cancelled.

In connection with the closing of the Merger Transactions, Sitio Royalties GP, LLC, a Delaware limited liability company and wholly owned subsidiary of Former Sitio, entered into an amendment (the “Sitio Opco LPA Amendment”) to the Sitio OpCo LPA as the sole general partner of Opco LP. The Sitio Opco LPA Amendment provides that the references to Former Sitio in the Sitio Opco LPA is amended to refer to New Sitio, among other things.

The Sitio Opco LPA after giving effect to the Sitio Opco LPA Amendment also provides that, on the exercise by a limited partner of Opco LP to redeem Sitio Opco Partnership Units, Opco LP will be entitled to settle any such redemption by delivering to the redeeming limited partner, in lieu of shares of Class A Common Stock of the Issuer, an amount of cash equal to: (a) other than in the case of clause (b), if the Class A Common Stock trades on a securities exchange or automated or electronic quotation system, the product of (x) the number of shares of Class A Common Stock that would have been received in such redemption and (y) the volume-weighted average price per share of Class A Common Stock for the five consecutive full trading days immediately prior to the delivery of the notice of redemption; (b) if the redemption is in connection with an underwritten offering to the public equity securities of the Issuer pursuant to a registration statement, the product of (x) the number of shares of Class A Common Stock that would have been received in such redemption and (y) the price per share of Class A Common Stock sold in such public offering (reduced by the amount of any discount associated with such share of Class A Common Stock); or (c) if the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, the product of (x) the number of shares of Class A Common Stock that would have been received in such redemption and (y) the fair market value of one share of Class A Common Stock as determined in good faith by the general partner of Opco LP.

CUSIP No. 82983N108	SCHEDULE 13D	Page 8 of 11 Pages

The foregoing descriptions of the Sitio OpCo LPA and the Sitio Opco LPA Amendment do not purport to be complete and are subject to, and is qualified in their entireties by, the full texts of the Sitio OpCo LPA and the Sitio Opco LPA Amendment, which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, and are also incorporated herein by reference.

Assignment and Allocation Agreement

In connection with the Merger, the Issuer assumed Former Sitio’s obligations under those certain Allocation and Assignment Agreements entered into on June 7, 2022 (the “Allocation Agreements”). In connection with the receipt of limited partnership interests in Opco LP (the “Sitio Opco Partnership Units”) and shares of Former Sitio Class C Common Stock pursuant to Former Sitio’s merger with Falcon Minerals Corporation (the “Falcon Merger”), the holders of limited liability company interests in DPM Holdco, LLC (the “DPM Holders”) assigned their right to receive 0.5% of the merger consideration in the Falcon Merger to Former Sitio’s executive officers (who continue to serve as executive officers of the Issuer), representing 309,527 Sitio Opco Partnership Units and 309,527 shares of Former Sitio Class C Common Stock collectively (the “Restricted Securities”), which are subject to certain transfer restrictions and forfeiture if certain conditions are not satisfied. Such Restricted Securities that are shares of Former Sitio Class C Common Stock were exchanged on a one-for-one basis in the Merger, subject to the same transfer restrictions and forfeiture. In connection with the assignment of the right to receive the Restricted Securities, Former Sitio and Opco LP agreed that they would re-issue to the DPM Holders, on a one-for-one basis, Sitio Opco Partnership Units and shares of Former Sitio Class C Common Stock to the extent Restricted Securities are forfeited (such rights, “Allocation Rights”). Following the assumption by New Sitio, Sitio Opco Partnership Units and shares of the Issuer's Class C Common Stock will be issued pursuant to Allocation Rights solely to the extent a corresponding forfeiture of Restricted Securities has occurred. The Issuer will assume Former Sitio’s obligations pursuant to an assignment, and the Reporting Person has 183,394 Allocation Rights.

The foregoing description of the Allocation Agreements does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Form of Assignment and Allocation Agreement, which is filed as Exhibit 99.4 and is also incorporated herein by reference.

CUSIP No. 82983N108	SCHEDULE 13D	Page 9 of 11 Pages

Assumption and Amendment Agreement of Director Designation Agreement

On December 29, 2022, the Kimmeridge Companies entered into an Assignment, Assumption and Amendment Agreement of Director Designation Agreement with the Issuer, Former Sitio, and each of the Principal Stockholders set forth on the signature page attached thereto (the “AAA of the Director Designation Agreement”), which amends the Director Designation Agreement, dated January 11, 2022, by and between the Issuer and the Principal Stockholders as set forth therein (the “Original Director Designation Agreement”). Pursuant to the AAA of the Director Designation Agreement in connection with the transactions contemplated by the Merger Agreement, Former Sitio assigned all of its right, title and interest in the Director Designation Agreement to the Issuer and the Issuer accepted such assignment.

The foregoing description of the AAA of the Director Designation Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full texts of the Original Director Designation Agreement and the AAA of the Director Designation Agreement, which are filed as Exhibit 99.5 and Exhibit 99.6, respectively, and are also incorporated herein by reference.

Registration Rights Agreement

In connection with the Merger, the Issuer assumed Former Sitio’s obligations under the Registration Rights Agreement (as may be amended and restated from time to time, the “Registration Rights Agreement”) entered into on January 11, 2022.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Registration Rights Agreement, which is filed as Exhibit 99.7 and is also incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement and Plan of Merger, dated as of September 6, 2022, by and among Sitio Royalties Corp., Sitio Royalties Operating Partnership, LP, Snapper Merger Sub I, Inc., Snapper Merger Sub II, LLC, Brigham Minerals, Inc. and Brigham Minerals Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 29, 2022).

Exhibit 99.2	Second Amended and Restated Agreement of Limited Partnership of Sitio Royalties Operating Partnership, L.P., dated as of June 7, 2022 (incorporated by reference to Exhibit 10.3 to Former Sitio’s Current Report on Form 8-K filed on June 10, 2022).

CUSIP No. 82983N108	SCHEDULE 13D	Page 10 of 11 Pages

Exhibit 99.3	Amendment to Second Amended and Restated Agreement of Limited Partnership of Sitio Royalties Operating Partnership, L.P., dated as of December 28, 2022 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on December 29, 2022).

Exhibit 99.4	Form of Assignment and Allocation Agreement, dated as of June 6, 2022, by and among Chambers DPM HoldCo, LLC, KMF DPM HoldCo, LLC, Source Energy Leasehold, LP, Permian Mineral Acquisitions, LP, Rock Ridge Royalty Company, LLC, DPM HoldCo, LLC, Sitio Royalties Corp., Falcon Minerals Operating Partnership, LP and each of the executive officers of the Issuer (incorporated by reference to Exhibit 10.5 to Former Sitio's Current Report on Form 8-K filed on June 10, 2022).

Exhibit 99.5	Original Director Designation Agreement, (incorporated by reference to Exhibit 10.3 to Former Sitio's Current Report on Form 8-K filed on January 12, 2022).

Exhibit 99.6	Assignment, Assumption and Amendment of Director Designation Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on December 29, 2022).

Exhibit 99.7	Registration Rights Agreement, dated as of January 11, 2022, by and among Falcon Minerals Corporation, Chambers DPM HoldCo, LLC, KMF DPM HoldCo, LLC, Source Energy Leasehold, LP, Permian Mineral Acquisitions, LP, Rock Ridge Royalty Company, LLC and Royal Resources L.P. (incorporated by reference to Exhibit 10.2 to Former Sitio’s Current Report on Form 8-K filed on January 12, 2022).

CUSIP No. 82983N108	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 9, 2023

KIMMERIDGE ENERGY MANAGEMENT COMPANY, LLC

By:	/s/ Tamar Goldstein
Name:	Tamar Goldstein
Title:	General Counsel